SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)
Rezolute, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
037230208
(CUSIP Number)
Genexine, Inc., 172,
Magokjungang-ro
Gangseo-gu, Seoul,
Republic of Korea
+ 82 26 098 2776
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 15, 2022
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 037230208

1.	Names of Reporting Persons. Genexine, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of Korea
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,826,019 Shares of Common Stock
	8.	Shared Voting Power 0 Shares of Common Stock
	9.	Sole Dispositive Power 1,826,019 Shares of Common Stock
	10.	Shared Dispositive Power 0 Shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,826,019 Shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.96%*
14.	Type of Reporting Person (See Instructions) CO

*
Percentage is calculated based on 36,827,567 shares of Common Stock outstanding as of April 6, 2023, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the “SEC”) on April 12, 2023.

AMENDMENT NO. 1 TO SCHEDULE 13D
This Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) is being filed by Genexine, Inc. (the “Reporting Person”). The Schedule 13D (the “Schedule 13D”) filed by the Reporting Person on July 28, 2021 is hereby amended and supplemented by the Reporting Person as set forth below in this Amendment No. 1. Except as set forth in this Amendment No. 1, all Items in the Schedule 13D are unchanged.

Item 5. Interest in Securities of the Issuer.

Items 5(a) and 5(e) are hereby amended and restated to read as follows:
(a) The aggregate number and percentage of shares of the Issuer’s common stock to which this Schedule 13D relates is 1,826,019 shares of Common Stock (the “Shares”), constituting 4.96% of the Issuer’s outstanding common stock as of April 6, 2023.
 (e) As of September 8, 2022, based on the Issuer’s Annual Report on Form 10-K filed on September 15, 2022, the Reporting Person ceased to beneficially own more than 5% of the outstanding shares of Common Stock of the Issuer.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 3, 2023

Genexine, Inc.

By:	/s/ Sung June Hong
	Name:	Sung June Hong
	Title:	CFO